 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________
FORM 11-K
 ________________________________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2022
Or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-37654

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Fortive Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Fortive Corporation
6920 Seaway Blvd
Everett, WA 98203
(425) 446-5000

FORTIVE RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022 AND 2021
AND FOR THE YEAR ENDED DECEMBER 31, 2022,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2022 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FORTIVE RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants, the Plan Administrator and the Investment Committee of the Fortive Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Fortive Retirement Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2022 and 2021, and the changes in its net assets available for benefits for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2016.
Seattle, Washington
June 20, 2023

FORTIVE RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2022 AND 2021
($ in millions)

	2022	2021
ASSETS
Non-interest bearing cash	$0.3	$0.1
Investments at fair value	1,602.7	1,967.7
Receivables:
Notes receivable from participants	15.2	15.8
Employer contributions	2.4	4.6
Other	5.3	1.1
Total receivables	22.9	21.5
Total assets	1,625.9	1,989.3
LIABILITIES
Other payables	5.8	1.4
Total liabilities	5.8	1.4
NET ASSETS AVAILABLE FOR BENEFITS	$1,620.1	$1,987.9

See the accompanying notes to the financial statements.

FORTIVE RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2022
($ in millions)

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Interest income on notes receivable from participants	$0.7
Dividend and interest income from investments	16.1
Net depreciation in fair value of investments	(382.1)
Total investment loss	(365.3)

Contributions:
Participant	90.3
Rollovers	20.7
Employer	57.5
Total contributions	168.5

Benefit payments	(169.8)
Administrative expenses	(1.2)
Total benefit payments and administrative expenses	(171.0)

NET DECREASE IN NET ASSETS	(367.8)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,987.9
End of year	$1,620.1
See the accompanying notes to the financial statements.

FORTIVE RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022
NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Fortive Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.
General
Fortive Corporation (“Fortive,” “the Company”, or “the Plan Sponsor”) is a provider of essential technologies for connected workflow solutions across a range of attractive end-markets. Fortive established the Plan effective May 31, 2016. The Plan is a defined contribution plan established for eligible full-time and part-time non-union employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Plan is administered through affiliates of the trustee, Fidelity (the “Plan Administrator”). Plan participants should refer to the formal legal documents of the Plan and the summary plan description for a more complete description of the Plan’s provisions and a full explanation of all limitations, adjustments and special cases in the Plan. Significant provisions related to contributions, benefit payments, and investments are provided below.
Contributions
Eligible participants may contribute up to 75% of their compensation (subject to annual maximums). Employee contributions and the earnings or losses thereon are fully vested at all times.
The Company’s retirement contributions are determined at the discretion of the Plan Sponsor. Employees are eligible for Company retirement contributions upon completion of one year of service and become fully vested upon completion of three years of service. The discretionary retirement contribution can range from 0% to 2% of eligible compensation. For the year ended December 31, 2022, the discretionary retirement contribution was 2% of eligible compensation.
For eligible participants who have completed one year of service and are active employees on the last day of the plan year, an additional discretionary retirement contribution of up to 2% of eligible compensation above the Social Security wage base in effect at the beginning of the Plan year is calculated and deposited into participant accounts subsequent to the Plan year end. These contributions become fully vested after three years of service. For the year ended December 31, 2022, this additional retirement contribution was 2% of eligible compensation.
In addition, the Company makes matching contributions into the Plan. These matching contributions are considered “safe harbor” and the percentage for the safe harbor matching contributions has been established in the plan document. The Company matching contribution is 100% of the first 3% of eligible compensation contributed by the participant plus 50% of the next 2% of eligible compensation contributed. Employees are immediately 100% vested in all safe harbor matching contributions.
Benefit Payments
A participant who attains normal retirement age (age 65) shall be entitled to payment of the balance in their account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions no later than April 1 following the later of the year in which they retire from the Company or the calendar year in which they reach the age of 72.
The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.
Upon total and permanent disability, a participant shall be entitled to payment of the balance in their account within a reasonable period of time after termination of employment.
Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of their vested account balance. If the vested value of the participant’s account is $1,000 (applied separately to Roth and non-Roth balances) or less, payment will automatically be made in a single lump sum. If the vested value of the participant’s Roth or non-Roth balances is greater than $1,000 and does not exceed $5,000, the Plan Administrator will automatically rollover the Roth or non-Roth balances to a separate Fidelity Individual Retirement Account. If the vested value of the participant’s account is greater than $5,000, the participant must contact the Plan Administrator to request a distribution.

Eligible participants may request a hardship or age 59 1/2 in-service withdrawal of all or a portion of their vested account while still working for the Company in accordance with procedures established by the Plan Administrator, subject to certain limitations and tax penalties.
Notes Receivable from Participants
A participant may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding loan balance in the Plan during the one-year period ending on the day before the loan is made. The Plan Administrator establishes the maximum maturity period that is permitted to prevent the loan from being treated as a distribution. Plan provisions require that all loans must be paid back within 60 months. The Plan Administrator may require loan payments to be made through payroll deductions.
Participant Accounts
Each participant account is credited with the participant’s contributions, employer safe harbor matching contributions, employer retirement contributions, and an allocation of Plan earnings or losses, and is charged quarterly with administrative expenses and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees.
The Plan participates in a revenue credit program (Credits). Credits are earned in connection with the Plan’s revenue sharing arrangements with certain investment funds. The Credits are deposited in an unallocated account and can be used to pay ERISA-qualified expenses or can be allocated to eligible participant accounts. The calculated Credits are funded quarterly in arrears by the Plan Administrator.
Unallocated Accounts
During the year ended December 31, 2022, forfeitures used to reduce Company related contributions totaled $2.0 million.
As of December 31, 2022 and 2021, unallocated and non-vested accounts, including forfeited amounts, totaled $0.6 million and $1.5 million. These amounts will be used to reduce future employer contributions and to pay administrative expenses.
Termination of the Plan
Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become vested.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Notes Receivable from Participants
Notes receivable from participants represent participant loans and are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 and 2021. If a participant ceases to make loan repayments and has reached a distributable event, the loan balance is reduced and a benefit payment is recorded.
Investments
Investments are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.
Payment of Benefits
Benefits are recorded when paid.
NOTE 3. FAIR VALUE MEASUREMENT
Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the Plan’s assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on management’s assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
The Plan provides for some investments that are valued using the Net Asset Value (“NAV”) practical expedient. None of these investments have limits on their redemption. Investments valued using NAV consist of common collective trusts and privately traded mutual funds which allow the Plan to allocate investments across a broad array of types of funds and diversify the portfolio.

The fair values of the Plan’s investments as of December 31, 2022, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$0.6	$—	$—	$0.6
Fortive Corporation Stock Fund:
Fortive common stock	37.7	—	—	37.7
Money market fund	0.2	—	—	0.2
Mutual funds	415.2	—	—	415.2
Separately managed funds:
Cash and cash equivalents	3.9	—	—	3.9
Common stock	229.6	—	—	229.6
Corporate bonds	—	0.2	—	0.2
Mutual funds	29.3	—	—	29.3
Self-directed brokerage accounts	62.6	—	—	62.6
	$779.1	$0.2	$—	$779.3
Investments measured at NAV
Common/collective trusts				823.0
Separately managed mutual funds				0.4
Total investments, at fair value				$1,602.7

The fair values of the Plan’s investments as of December 31, 2021, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$0.4	$—	$—	$0.4
Fortive Corporation Stock Fund:
Fortive common stock	46.9	—	—	46.9
Money market fund	0.5	—	—	0.5
Mutual funds	508.9	—	—	508.9
Separately managed funds:
Cash and cash equivalents	3.8	—	—	3.8
Common stock	357.2	—	—	357.2
Mutual funds	48.5	—	—	48.5
Self-directed brokerage accounts	84.2	—	—	84.2
	$1,050.4	$—	$—	$1,050.4
Investments measured at NAV
Common/collective trusts				917.3
Separately managed mutual funds				—
Total investments, at fair value				$1,967.7

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value:
•Money market funds and mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded.

•The Fortive Corporation Stock Fund consists of shares of the Company’s stock and short-term money market investments and is valued based on the quoted market price of the investments.
•The separately managed funds consist of common stock, money market funds, and mutual funds, which are valued at the last reported sales price of the security on the last business day of the year, uninvested interest bearing cash and cash equivalents, which is recorded at carrying value as maturities are less than three months, and privately traded mutual funds, which cannot be priced on the open market and are valued using the NAV of units held. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities.
•The self-directed brokerage accounts consist of common stock, mutual funds, and exchange traded funds, which are valued at the last reported sales price on the last business day of the year, and uninvested interest bearing cash, which is recorded at carrying value as maturities are less than three months.
•Participation units in the common/collective trust funds are valued using the NAV of units held. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
NOTE 4. TAX STATUS OF THE PLAN
The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated November 8, 2022 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, its related trust is exempt from taxation. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 5. RELATED PARTY AND PARTIES IN INTEREST TRANSACTIONS
Certain investments are held in shares of mutual funds and units of common collective trust funds issued by affiliates of Fidelity. Fidelity is the trustee as defined by the Plan, therefore, these are party in interest transactions.
Additionally, as of December 31, 2022 and 2021, the Plan held 0.6 million shares of Fortive common stock within the Fortive Corporation Stock Fund. During the year ended December 31, 2022, the Fortive Corporation Stock Fund purchased $31.5 million and sold $33.3 million in Company stock and received $0.2 million of dividends related to shares of Fortive common stock.

SUPPLEMENTAL SCHEDULE
FORTIVE RETIREMENT SAVINGS PLAN
EIN: 47-5654583, PLAN NO. 001
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022

(a) (b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
Interest Bearing Cash (including Money Market Funds)
Interest Bearing Cash	3,816,461	US dollars	**	$3,940,472
Vanguard Federal Money Market Fund	627,414	shares	**	627,414
				4,567,886
Corporate debt instruments
CARVANA CO 10.25% 05/01/2030 144A	390,000	par	**	$183,255
				183,255
Common/Collective Trust Funds
American Beacon Small Cap Value	2,681,279	units	**	46,057,665
* Fidelity Managed Income Portfolio II Class 3	132,305,482	units	**	132,305,482
Harding Loevner International Equity Portfolio	1,072,933	units	**	15,042,517
BlackRock LifePath® Index 2025 Non-Lendable Fund G	5,300,301	units	**	98,573,930
BlackRock LifePath® Index 2030 Non-Lendable Fund G	5,044,749	units	**	101,060,949
BlackRock LifePath® Index 2035 Non-Lendable Fund G	4,301,028	units	**	92,325,437
BlackRock LifePath® Index 2040 Non-Lendable Fund G	3,575,509	units	**	81,427,578
BlackRock LifePath® Index 2045 Non-Lendable Fund G	2,792,928	units	**	66,610,216
BlackRock LifePath® Index 2050 Non-Lendable Fund G	2,532,260	units	**	62,324,231
BlackRock LifePath® Index 2055 Non-Lendable Fund G	1,805,159	units	**	45,205,509
BlackRock LifePath® Index 2060 Non-Lendable Fund G	1,213,011	units	**	20,630,408
BlackRock LifePath® Index 2065 Non-Lendable Fund G	183,483	units	**	2,132,380
BlackRock LifePath® Index Retirement Non-Lendable Fund G	3,690,288	units	**	59,275,247
				822,971,549
Employer Securities
Fortive Corporation Stock Fund
* Fortive Corporation Common Stock	586,457	shares	**	37,680,505
* Fidelity Investments Money Market Government Portfolio - Institutional Class	194,311	US Dollars	**	194,311
				37,874,816
Registered Investment Companies
Dodge & Cox International Stock Fund	1,181,095	shares	**	50,917,012

	PIMCO Inflation Response Multi-Asset Institutional	1,054,670	shares	**	7,952,212
	PIMCO Total Return Fund	3,459,773	shares	**	29,269,683
*	Fidelity® Extended Market Index Fund - Premium Class	974,787	shares	**	61,431,099
*	Fidelity® 500 Index Fund - Institutional Class	1,631,102	shares	**	217,132,305
	T. Rowe Price Treasury Reserve Fund	482,529	shares	**	482,529
	Vanguard Total Bond Market Index Fund Institutional Shares	6,145,563	shares	**	58,259,940
	Vanguard Total International Stock Index Fund Institutional Shares	175,001	shares	**	19,498,647
					444,943,427
Common Stock
	AAON INC	13,995	shares	**	1,054,103
	ADVANCED MICRO DEVICES INC	19,580	shares	**	1,268,197
	ADYEN BV	275	shares	**	379,271
	AFFIRM HOLDINGS INC	7,379	shares	**	71,355
	AIR PRODUCTS & CHEMICALS INC	6,415	shares	**	1,977,488
	ALARM.COM HOLDINGS INC	16,414	shares	**	812,165
	ALIGN TECHNOLOGY INC	701	shares	**	147,841
	ALLEGIANT TRAVEL CO	4,698	shares	**	319,417
	ALPHABET INC CL A	15,625	shares	**	1,378,594
	ALPHABET INC CL C	107,220	shares	**	9,513,631
	ALTRIA GROUP INC	25,274	shares	**	1,155,275
	AMAZON.COM INC	113,722	shares	**	9,552,648
	ANT INTERNATIONAL CO LTD CLASS C PP	110,973	shares	**	189,764
	APPLE INC	124,829	shares	**	16,219,032
	ASML HLDG NV (NY REG SHS) NEW YORK REGIS	3,688	shares	**	2,015,123
	ASTRAZENECA PLC SPONS ADR	8,591	shares	**	582,470
	ATLASSIAN CORP PLC CLS A	4,572	shares	**	588,325
	AVID BIOSERVICES INC	24,258	shares	**	334,033
	AXOS FINANCIAL INC	12,268	shares	**	468,883
	AZENTA INC	9,678	shares	**	563,453
	BALCHEM CORP	9,541	shares	**	1,165,052
	BARNES GROUP INC	8,429	shares	**	344,325
	BERKSHIRE HATHAWAY INC CL B	6,130	shares	**	1,893,557
	BILL.COM HOLDINGS INC	5,188	shares	**	565,284
	BIO TECHNE CORP	12,956	shares	**	1,073,793
	BIOLIFE SOLUTIONS INC	19,883	shares	**	361,871
	BLACKBAUD INC	11,473	shares	**	675,301
	BLACKLINE INC	10,854	shares	**	730,149
	BLACKROCK INC	2,736	shares	**	1,938,812
	BLOCK INC CL A	8,126	shares	**	510,638
	BRIGHT HORIZONS FAMILY SOLUTIONS INC	7,527	shares	**	474,954

CERTARA INC	15,224	shares	**	244,650
CHEVRON CORP	10,283	shares	**	1,845,696
CHIPOTLE MEXICAN GRILL INC	994	shares	**	1,379,165
CHUBB LTD	7,679	shares	**	1,693,987
CINCINNATI FINANCIAL CORP	9,730	shares	**	996,255
CINTAS CORP	714	shares	**	322,457
CISCO SYSTEMS INC	28,509	shares	**	1,358,169
COMCAST CORP CL A	24,936	shares	**	872,012
CONFLUENT INC	8,657	shares	**	192,532
CONSTRUCTION PARTNERS INC CL A	34,534	shares	**	921,712
CROWDSTRIKE HOLDINGS INC	1,819	shares	**	191,523
CROWN CASTLE INC	11,249	shares	**	1,525,814
DANAHER CORP	8,842	shares	**	2,346,844
DATABRICKS INC SER G PC PP	1,227	shares	**	60,381
DATADOG INC CL A	3,338	shares	**	245,343
DESCARTES SYS GROUP INC	18,390	shares	**	1,280,864
DIAGEO PLC SPON ADR	9,216	shares	**	1,642,199
DISNEY (WALT) CO	5,203	shares	**	452,037
DOLLAR GENERAL CORP	6,905	shares	**	1,700,356
DOMINION ENERGY INC	22,533	shares	**	1,381,724
DONALDSON CO INC	9,234	shares	**	543,606
DOORDASH INC	5,692	shares	**	277,883
DORMAN PRODUCTS INC	7,522	shares	**	608,304
ELEVANCE HEALTH INC	1,890	shares	**	969,513
ENVESTNET INC	13,814	shares	**	852,324
EPLUS INC	19,751	shares	**	874,574
ESCO TECHNOLOGIES INC	11,122	shares	**	973,620
EVO PAYMENTS INC CL A	24,922	shares	**	843,360
EVOQUA WATER TECHNOLOGIES CO	22,375	shares	**	886,050
EXLSERVICE HOLDINGS INC	10,532	shares	**	1,784,437
EXPONENT INC	17,610	shares	**	1,744,975
FAIR ISAAC CORP	3,366	shares	**	2,014,820
FASTENAL CO	24,890	shares	**	1,177,795
FIDELITY NATL INFORM SVCS INC	24,666	shares	**	1,673,588
FORTINET INC	3,041	shares	**	148,674
FOX FACTORY HOLDING CORP	14,434	shares	**	1,316,814
GENERAL ELECTRIC CO	6,765	shares	**	566,839
GLOBUS MEDICAL INC	18,161	shares	**	1,348,817
GOLDMAN SACHS GROUP INC	5,278	shares	**	1,812,360
HEALTHEQUITY INC	10,395	shares	**	640,748

HUMANA INC	3,149	shares	**	1,612,886
I3 VERTICALS INC CL A	23,722	shares	**	577,393
INTUIT INC	6,332	shares	**	2,464,541
INTUITIVE SURGICAL INC	9,761	shares	**	2,590,081
J&J SNACKS FOOD CORP	5,483	shares	**	820,860
JOHNSON & JOHNSON	12,208	shares	**	2,156,543
KINSALE CAPITAL GROUP INC	7,049	shares	**	1,843,454
LAM RESEARCH CORP	553	shares	**	232,426
LEMAITRE VASCULAR INC	11,483	shares	**	528,448
LILLY (ELI) & CO	9,584	shares	**	3,506,211
LINDE PLC	2,850	shares	**	929,613
LOWES COS INC	9,106	shares	**	1,814,279
LULULEMON ATHLETICA INC	3,272	shares	**	1,048,283
MARSH & MCLENNAN COS INC	6,503	shares	**	1,076,116
MARTEN TRANSPORT LTD	42,346	shares	**	837,604
MARVELL TECHNOLOGY INC	13,016	shares	**	482,113
MASIMO CORP	3,888	shares	**	575,230
MASTERCARD INC CL A	12,857	shares	**	4,470,765
MERCK & CO INC NEW	16,875	shares	**	1,872,281
MESA LABORATORIES INC	2,502	shares	**	415,857
META PLATFORMS INC CL A	19,746	shares	**	2,376,234
MICROSOFT CORP	83,677	shares	**	20,067,418
MONGODB INC CL A	3,388	shares	**	666,894
MONOLITHIC POWER SYS INC	2,255	shares	**	797,391
MSCI INC	601	shares	**	279,567
NEOGEN CORP	20,917	shares	**	318,566
NESTLE SA REG ADR	9,487	shares	**	1,094,231
NETFLIX INC	5,168	shares	**	1,523,940
NIKE INC CL B	11,542	shares	**	1,350,529
NINTENDO LTD ADR	89,464	shares	**	932,215
NORFOLK SOUTHERN CORP	5,484	shares	**	1,351,367
NOVANTA INC	8,371	shares	**	1,137,368
NV5 GLOBAL INC	4,946	shares	**	654,455
NVIDIA CORP	26,849	shares	**	3,923,713
OLD DOMINION FREIGHT LINES INC	2,007	shares	**	569,546
OLLIES BARGAIN OUTLET HOLDINGS INC	9,600	shares	**	449,664
OMNICELL INC	12,595	shares	**	635,040
ONTO INNOVATION INC	15,819	shares	**	1,077,116
PACIFIC PREMIER BANCORP INC	14,922	shares	**	470,938
PALOMAR HLDGS INC	4,439	shares	**	200,465

PAYCHEX INC	12,608	shares	**	1,456,980
PAYCOM SOFTWARE INC	504	shares	**	156,396
PAYPAL HLDGS INC	4,220	shares	**	300,548
PERFICIENT INC	12,254	shares	**	855,697
PFIZER INC	33,675	shares	**	1,725,507
PHILIP MORRIS INTL INC	11,343	shares	**	1,148,025
PROGRESSIVE CORP OHIO	15,702	shares	**	2,036,706
Q2 HOLDINGS INC	9,932	shares	**	266,873
RBC BEARINGS INC	7,322	shares	**	1,532,861
ROPER TECHNOLOGIES INC	2,853	shares	**	1,232,753
ROSS STORES INC	16,457	shares	**	1,910,164
S&P GLOBAL INC	3,046	shares	**	1,020,227
SCHWAB CHARLES CORP	16,393	shares	**	1,364,881
SEA LTD ADR	12,223	shares	**	635,963
SEMTECH CORP	8,102	shares	**	232,446
SERVICENOW INC	8,573	shares	**	3,328,639
SHERWIN WILLIAMS CO	3,705	shares	**	879,308
SHOPIFY INC CL A	18,194	shares	**	631,519
SITEONE LANDSCAPE SUPPLY INC	6,502	shares	**	762,815
SNOWFLAKE INC CL A	2,212	shares	**	317,510
SPS COMMERCE INC	5,824	shares	**	747,976
STAAR SURGICAL CO NEW	12,058	shares	**	585,295
STARBUCKS CORP	18,116	shares	**	1,797,107
STRYKER CORP	4,837	shares	**	1,182,598
SYNOPSYS INC	5,448	shares	**	1,739,492
TAIWAN SEMIC MFG CO LTD SP ADR	6,360	shares	**	473,756
TARGET CORP	8,546	shares	**	1,273,696
TE CONNECTIVITY LTD	2,698	shares	**	309,730
TECHTARGET INC	8,849	shares	**	389,887
TELEFLEX INC	1,059	shares	**	264,358
TENCENT HOLDINGS LTD	14,800	shares	**	633,301
TESLA INC	13,535	shares	**	1,667,241
TEXAS INSTRUMENTS INC	18,861	shares	**	3,116,214
TEXAS ROADHOUSE INC	10,371	shares	**	943,242
THE BOOKING HOLDINGS INC	543	shares	**	1,094,297
THERMO FISHER SCIENTIFIC INC	2,950	shares	**	1,624,536
TJX COMPANIES INC NEW	4,135	shares	**	329,146
T-MOBILE US INC	10,819	shares	**	1,514,660
TRANSUNION	2,922	shares	**	165,824
TREX CO INC	14,853	shares	**	628,727

TYLER TECHNOLOGIES INC	1,234	shares	**	397,854
UNITED PARCEL SERVICE INC CL B	9,857	shares	**	1,713,541
UNITEDHEALTH GROUP INC	13,565	shares	**	7,191,892
VEEVA SYS INC CL A	2,360	shares	**	380,857
VERIZON COMMUNICATIONS INC	31,323	shares	**	1,234,126
VISA INC CL A	25,846	shares	**	5,369,765
WD 40 CO	2,302	shares	**	372,908
ZOETIS INC CL A	6,246	shares	**	915,351
				229,622,461
Brokeragelink
Brokeragelink	Combination of common stock, mutual funds, and ETF's			62,548,560

			Total	$1,602,711,954
Loans
* Participant Loans	Interest rates range from 4.25% to 9.25% with maturity at various dates		**	$15,214,653

* Party in interest.
** Historical cost not required to be presented as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTIVE RETIREMENT SAVINGS PLAN

June 20, 2023	By:	/s/ Daniel T. Hickey
Daniel T. Hickey
Vice President, Total Rewards

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm